SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )

                    Under the Securities Exchange Act of 1934


                          Indian River Banking Company
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                    45435P104
                                 (CUSIP Number)


                             Noel M. Gruber, Esquire
                             David H. Baris, Esquire
                           Kennedy, Baris & Lundy, LLP
               Suite P-15, 4701 Sangamore Road, Bethesda, MD 20816
                                  301.229.3400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 30, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

Note. Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 5 Pages
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CUSIP No. 45435P104                                            Page 2 of 5 Pages



1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Barnette E. Greene, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[_]

                                                                         (b)[_]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS   PF, AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e).

         Not applicable                                                     [_]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

                       5. SOLE VOTING POWER  0
     NUMBER OF
                       6. SHARED VOTING POWER 154,116 (Includes 63,531 shares
      SHARES              held by the Hariot H. Green Revocable Trust, of which
                          Mr. Greene is a co-trustee and a beneficiary and
   BENEFICIALLY           65,043 shares held by the Greene Revocable Trust, of
                          which Mr. Greene is settlor and co-trustee. Also
     OWNED BY             includes 25,542 shares held by Greene Groves and
                          Ranch, a limited partnership of which Mr. Greene is
       EACH               (1) owner of 40.5% partnership interest; (2) spouse of
                          owner of 40.5% partnership interest; and (3) Vice
                          President, Director and 30.5% owner, and spouse of
      REPORTING           30.5% owner, of corporation which is managing partner
                          and 10% owner of partnership.)

      PERSON WITH      7.

                       8. SOLE DISPOSITIVE POWER  0

                          SHARED DISPOSITIVE POWER 154,116 (Includes 63,531 shares held by the Hariot H. Green Revocable Trust, of which Mr. Greene is a co-trustee and a beneficiary and 65,043 shares held by the Greene Revocable Trust, of which Mr. Greene is settlor and co-trustee. Also includes 25,542 shares held by Greene Groves and Ranch, a limited partnership of which Mr. Greene is
                          (1) owner of 40.5% partnership interest; (2) spouse of owner of 40.5% partnership interest; and (3) Vice President, Director and 30.5% owner, and spouse of 30.5% owner, of corporation which is managing partner and 10% owner of partnership.)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,116 (Includes 63,531 shares held by the Hariot H. Green Revocable Trust, of which Mr. Greene is a co-trustee and a beneficiary and 65,043 shares held by the Greene Revocable Trust, of which Mr. Greene is settlor and co-trustee. Also includes 25,542 shares held by Greene Groves and Ranch, a limited partnership of which Mr. Greene is (1) owner of 40.5% partnership interest; (2) spouse of owner of 40.5% partnership interest; and (3) Vice President, Director and 30.5% owner, and spouse of 30.5% owner, of corporation which is managing partner and 10% owner of partnership.)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


Does not include 21,814 shares held by Mr. Greene's son and his wife and children, as to which beneficial ownership is disclaimed.

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  8.7%

14.      TYPE OF REPORTING PERSON*  IN


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CUSIP No. 45435P104                                            Page 3 of 5 Pages

ITEM 1.  SECURITY AND ISSUER.

This report relates to the common stock $1.00 par value, of Indian River Banking Company. (the "Company"), a Florida corporation, the principal office of which is located at 958 20th Place, Vero Beach, Florida 32960.

ITEM 2.  IDENTITY AND BACKGROUND.

Barnett E. Greene, Jr. Mr. Greene's business address is 2075 38th Avenue, Vero Beach, Florida 32960.

Mr. Greene is engaged in citrus and ranching activities in the State of Florida, including as :

      o Director and Vice President - Greene Citrus Management, Inc. (citrus grove management and managing partner of Greene Groves and Ranch Limited - citrus groves and cattle ranching)
      o     Director and CFO - Greene River Marketing, Inc. (citrus marketing)
      o     Director and CFO - Greene River Packing, Inc. (fruit packing)

The address of each of the above entities is 2075 38th Avenue, Vero Beach, Florida 32960.

Mr. Greene has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

Mr. Greene has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Mr. Greene is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All shares were acquired by Mr. Greene using personal funds, without borrowings or other indebtedness (or by the Green Revocable Trust using funds contributed by Mr. Greene as settlor), prior to the effectiveness of the issuer's registration pursuant to section 12(g) of the Securities Act of 1934, except that the shares held by the Hariot H. Greene Revocable Trust, of which Mr. Greene's wife is settlor, were acquired by Mr. Greene's wife (or by the Hariot
H. Greene Revocable Trust using funds contributed by Mrs. Greene as settlor), prior to the effectiveness of the issuer's registration pursuant to section 12(g) of the Securities Act of 1934, using funds contributed by Mr. Greene's wife, without borrowings or other indebtedness, and the shares held by Greene Groves and Citrus were acquired, prior to the effectiveness of the issuer's registration pursuant to section 12(g) of the Securities Act of 1934, using working capital of said entity, without borrowings or other indebtedness.

ITEM 4. PURPOSE OF TRANSACTION.

All of the shares of common stock the acquisition of which is disclosed hereby were acquired for investment purposes. The reporting person will continue to evaluate market conditions and the business of the issuer to determine possible future acquisitions or dispositions of common stock of the Company. Any such acquisition will be subject to compliance with applicable state and federal laws regarding changes in control of shares of bank holding companies.

Griffin A. Greene, a director of the issuer, is the son of Mr. Greene. Mr. Greene intends to vote, or cause to be voted, all shares which such person has the power to vote, in favor of the reelection of Griffin A. Greene. Hariot H. Greene, Mr. Greene's wife, is a beneficial owner of in excess of 5% of the issuer's outstanding common stock.

Except as indicated above, and except for periodic participation by Mr. Greene in discussions of opportunities for expansion of the Company's business by acquisition or otherwise, review of the capital needs of the Company, review of the Company's strategic alternatives and review of possible amendments to the Company's articles of incorporation and bylaws (some of which might have an anti-takeover effect), all in Mr. Greene's capacity as Director Emeritus of the Board of Directors of the Company, the reporting person has any present plans or proposals which relate to, or which

CUSIP No. 45435P104                                            Page 4 of 5 Pages

would result in, any of the factors set forth in paragraphs (a) through (j) of
Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

All percentages given for ownership of the outstanding common stock are based upon 1,764,715 shares of common stock outstanding as of March 15, 2001. The reporting person does not beneficially own any options, warrants or other rights to acquire any shares of common stock of the Company.

As of the date of this filing, Mr. Greene beneficially owns 154,116 shares of common stock, or 8.7% of the outstanding shares, including 63,651 shares held by the Hariot H. Greene Revocable Trust, of which Mr. Greene is co-trustee and beneficiary, 65,043 shares held by the Greene Revocable Trust, of which Mr. Greene is co-trustee, and 25,542 shares held by Greene Groves and Ranch, a limited partnership of which Mr. Greene is each (1) owner of a 40.5% partnership interest; (2) spouse of owner of 40.5% partnership interest, and (3) Director and 30.5% owner of corporation, and spouse of 30.5% owner of corporation, which is managing partner and 10% owner of partnership. Mr. Greene shares voting and investment power with respect to all such shares.

No shares were acquired by the reporting person within the 60 days prior to the filing of this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as otherwise described herein, there are no agreements, arrangements, understandings or relationships relating to any securities of the Company, including the common stock, including with respect to the transfer or voting thereof.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None
                                      [Remainder of page intentionally blank.]


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CUSIP No. 45435P104                                            Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, compete and correct.



April 23, 2001                                       /s/ Barnette E. Greene, Jr.
                                                     ---------------------------
                                                     Barnette E. Greene, Jr.